Exhibit 99.20
Quest Rare Minerals Ltd.
QUEST RARE MINERALS APPOINTS JOHN PANNETON TO ITS
BOARD OF DIRECTORS AND GRANTS STOCK OPTIONS
Toronto, January 6, 2011 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that its Board of Directors has appointed John Panneton to Quest’s Board of Directors and has granted stock options in respect of 250,000 common shares to Mr. Panneton. The options were granted under Quest’s 2007 Stock Option Plan.
The exercise price of the options is $5.72 per share, equal to the closing price of Quest’s common shares on the TSX Venture Exchange on Wednesday, January 5, 2011. The options expire in ten years.
“We are delighted that John Panneton has agreed to join our Board of Directors” said Peter Cashin, President and Chief Executive Officer of Quest. “John’s extensive business experience and acumen in the financial markets will be a significant asset to Quest as the Corporation builds on its rare earth development plans at Strange Lake.”
John Panneton has had an extensive and progressive 30 year career with CIBC Wood Gundy as the Executive Vice President. He later became the CEO of CIBC Investment Management Corporation and between 1990 and 1995 was the Chairman of CIBC (Suisse) S.A. In 1998, John joined Dundee Bancorp and was appointed the President of Dundee Securities Corporation, and in 2003 seconded to Goodman Wealth Management as President. In 2008, John was appointed Executive Vice President of Dundee Wealth and oversaw its independent and corporate sales force. In 2010 he was appointed Vice Chairman of Dundee Capital Markets. Over his distinguished career, he has served on several public and philanthropic boards, and has extensive knowledge of the Canadian Capital Markets.
In other news, Quest is pleased to announce that its Board of Directors has appointed Mr. Mark Schneiderman as Chief Financial Officer of Quest to replace Mr. Ronald Kay. Mr. Schneiderman was previously Quest’s Treasurer. Mr. Kay will continue to act a Director of Quest.
Mr. Schneiderman is a Chartered Accountant and a Certified Fraud Examiner. In addition to his professional designations, Mr. Schneiderman holds a B.A. degree from Sir George Williams University and a B.Com. from Loyola College. Mr. Schneiderman has over 30 years of financial administration experience including partnership in an accounting practice and senior audit position at VIA Rail Canada Inc. Mr. Schneiderman has been Quest’s Treasurer since its incorporation. Mr. Schneiderman was recently the Chief Financial Officer of Freewest Resources Canada Inc. prior to its acquisition by Cliffs Natural Resources Inc in 2010 and has been involved with Freewest since 1996.

“I welcome Mark to the Quest Executive team and want to thank Mr. Kay on behalf of the Board of Director for his service as Quest’s Chief Financial Officer since its incorporation.” said Mr. Cashin.
The appointment of Mr. Panneton to Quest’s Board of Directors is subject to the approval of the TSX Venture Exchange.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $51.0 million. This will be sufficient to advance the Corporations plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL : www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release